EXHIBIT 11.1

RIMAGE CORPORATION
COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK

Basic net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing net income by the weighted average number of shares of common stock and common share equivalents outstanding, unless the result is anti-dilutive. A total of 2,720 and 2,327 assumed conversion shares for the three- and six-month periods ended June 30, 2004, respectively and 7,877 and 11,980 assumed conversion shares for the three- and six-month periods ended June 30, 2003, respectively, were excluded from the net loss per share computation as their effect is anti-dilutive. The following is a summary of the weighted average common shares outstanding and assumed conversion shares:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Shares outstanding at end of period	9,304,622	9,017,785	9,017,785	9,017,785

Weighted average shares of common stock
outstanding	9,313,162	8,757,138	9,255,964	8,742,033
Weighted average shares of assumed
conversion shares	628,410	887,361	686,131	813,840

Weighted average shares of common stock and
assumed conversion shares	9,941,572	9,644,499	9,942,095	9,555,873

Net income	$2,031,146	$1,717,389	$3,862,795	$3,221,226

Basic net income per common share	$0.22	$0.20	$0.42	$0.37

Diluted net income per common share	$0.20	$0.18	$0.39	$0.34